

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

August 11, 2006

By Facsimile and U.S. Mail

Ms. Roberta J. Morris
Chief Financial Officer
Big Dog Holdings, Inc.
121 Gray Avenue
Santa Barbara, CA 93101

      Re: Big Dog Holdings, Inc.
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 31, 2006
               Form 10-Q for the quarter ended March 31, 2006
               Filed May 12, 2006
               File No. 000-22963

Dear Ms. Roberta J. Morris:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis, page 15

1. In a separately captioned section, discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. If no such arrangements exist please state that fact.

Commitments and Obligations, page 20

2. Revise your table to include expected interest payments. To the extent that the underlying debt is subject to variable rate of interest, please disclose the assumptions you used regarding interest rates in the notes to the table.

Critical Accounting Policies, page 23

3. Regarding your disclosures concerning long-lived assets, please enhance your discussion by disclosing the amount of impairment losses included in the results of operations for each of the periods presented, the reasons for fluctuations from year to year, and the significant assumptions that you use in your estimates of future store cash flows.

4. We note that you consider the policies and estimates applicable to self-insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to include a policy with respect to your self-insurance reserves. At a minimum, your revised disclosures should discuss your policy for incurred but not reported claims and the limits of stop loss insurance coverage you may have. Additionally, please present a table showing year-end reserve balances and additions, subtractions and adjustments made during the year. You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in your Schedule II. In your disclosures regarding critical accounting estimates, you should discuss significant yearly changes as well as trends and uncertainties.

5. We note your disclosures concerning inventory valuation. Enhance your discussion by disclosing the amount of inventory write-downs incurred in each period and the reasons for significant changes from period to period.

6. Regarding your policies towards income taxes and associated valuations allowances, please disclose the amount of valuation allowances as at the end of each period. Please discuss the changes in the allowance from period to period. Please discuss the significant assumptions you have utilized in your determination that no valuation allowance is considered necessary.

Item 7A. Quantitative And Qualitative Disclosures About Market Risk, page 25

7. Your disclosure..”we have not invested in derivative financial instruments”
    appears to contradict the critical accounting policy disclosure on page 23 and the
    policy disclosure on page F-1 both which indicate the following langauage..”we
    make limited use of derivative instruments.” Please explain.

8. We note from your discussion with regards to sourcing on page eight that third-
    party contractors overseas manufacture primarily all your goods. Please revise
    you market risk discussion to include any foreign currency risks. If your sourcing
    contracts are denominated is US dollars thereby, significantly reducing your
    foreign currency risks please indicate so.

Schedule II, page 27

9. Revise your schedule to include your reserves and allowances for sales returns.

Note 1. Summary Of Significant Accounting Policies, page F-9

Indefinite Lived Intangibles; page F-10

10. Please disclose the amount of goodwill allocated to each segment. See SFAS 142
    paragraph 45.

Revenue Recognition, page F-11

11. We note gift certificates are available for purchase on your website,
    www.bigdogs.com. Please include in Note 1 your policy for gift certificate
    breakage as it relates to your recognition of revenue. Your policy should address
    the following: a) your basis in GAAP for recognizing revenue related to gift
    certificates and gift cards, b) whether you recognize breakage upon sale of the gift
    certificates and gift cards or over the term of performance, c) if you estimate and
    record breakage based on historical performance please provide us with support,
    d) explain whether or not the gift certificates and gift cards have expiration dates
    and whether and how your accounting policy considers the expiration as it relates
    to revenue recognition, and e) where on your income statement is breakage
    recognized.

Note 4. Acquisitions

Footworks Acquisition, page F-18

12. Please explain to us how you reached the conclusion that your acquisition of
    Footworks in August 2005 was not material and therefore, financial statement of

the business acquired were not required. Use as a reference Regulation S-X Item 3-05(b).

Note 5. Short Term Borrowings, page F-19

13. Revise your note to disclose the actual interest rates of your borrowings as of the balance sheet dates presented. See Regulation S-X Rule 5-02.19(b).

14. Disclose any restrictions on the payment of dividends. See Regulation S-X Rule 4-08(e)(1).

Note 10. Segment Information, page F-26

15. Disclose the amount of expenditures for additions to long-term assets by segment, if available. See paragraph 28 of SFAS 131.

Exhibit 23.1

16. Please update the date your auditors signed the consent. The current date, March 31, 2005, is prior to the completion of the 2005 annual report of Form 10-K.

Exhibit's 31.1 and 31.2

17. As a non-accelerated filer, compliance dates for including managements report and the accompanying auditors report on internal control, in compliance with Sarbanes Oxley Section 404, were extended to the first fiscal year ended on or after July 15, 2007. In addition to extending the compliance period, non-accelerated filers were allowed to omit the related language in paragraph 4b of the certification. We note you have not included management's report or an auditor's report on internal control but your CEO have CFO have certified to the related language in paragraph 4b. In future filings, until the Company adopts the required internal control reports please omit the related language in paragraph 4b. See Release No. 33-8618.

Form 10-Q March 31, 2006

Note 3. Debt

Short-term Borrowings, page 8

18. In the third paragraph of Note 3 you disclose entering into a new, $47,000,000, combined credit facility with Wells Fargo Retail Finance. Under the agreement there is $17,417,000 outstanding, which is classified on the balance sheet as short-term borrowings and $15,000,000 in Libor loans. It appears the $15,000,000 is

classified as Accounts Payable on your balance sheet. If our assumption is incorrect, explain where the Libor loans are recorded. If we are correct, please explain to us why the two amounts are classified differently. Further, explain why you decided not to include the $15,000,000 in Libor loans in the tabular chart provided in Item 2, Commitments and Obligations, page18.

19. Please explain to us and include in your future filings an enhanced discussion of the substantive reasons for the increase in short-term borrowings as compared to your balance at December 31, 2005. See Regulation S-K Item 4-08(f).

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Roberta J. Morris
Big Dog Holdings, Inc.
August 11, 2006
Page 6

    If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272. Any other questions may be directed to the undersigned at (202) 551-3841.

        Sincerely,

        Michael Moran
        Branch Chief